Overview of State Street Corporation's Corporate Governance and Executive Compensation Practices

2020 Annual Meeting of Shareholders:
May 20, 2020



Table of Contents	Page
State Street at a Glance	3
State Street's Response to COVID-19	4
Proxy Statement Executive Summary	5
2019 Financial Performance Highlights	6
Corporate Governance	7
Corporate Responsibility	11
Executive Compensation	12
Items Included For Vote	17
Appendix	18

STATE STREET.

State Street at a Glance



$34.4 trillion in assets under custody and administration[1]

$3.1 trillion in assets under management[2]

Responsible for **more than 10%** of the world's assets[3]

Servicing more than **40%** of all US mutual funds[4]

39,000 employees worldwide[1]

Pulling insights from data that enters our systems **1,000 x per second**

Offering 1 source of truth for all of your data

Presence in **100 geographic** markets[1]

227 years of experience

No. 1 in alternative asset servicing,[5] ETF servicing,[6] and service provider of fund administration and transfer agency[7]

Refer to the Appendix included with this presentation for endnotes 1 to 7

STATE STREET

State Street's Response to COVID-19

- Amidst the COVID-19 pandemic and related market volatility, **we have been dedicated to supporting our employees, our company, our clients and the financial markets**

  - **The safety and health of our employees remain our first priority.** More than 85% of our ~39,000 employees are now working from home and we have strict safety protocols in place for those working on site. Our COVID-19 Employee Resource Center provides employees with the latest information about the pandemic and employee assistance programs, including physical and mental health resources

  - As a global company operating in 29 countries, **we have been able to adapt our global operating model** to segment operations and shift work to different regions, maintaining continued service to our clients. We have shifted tens of thousands of employees to work-from-home protocols globally—in the case of India, in a matter of days following the government shutdown—**continuing the effective operation of our systems for employees and clients alike**

  - **Amidst the abrupt economic shutdown and historic market volatility we have provided service excellence to clients** seeking to access liquidity, manage cash flows, and onboard assets, with many clients expressing thanks for going above and beyond

  - **We continue to play a critical market infrastructure role** in supporting liquidity access by helping the Federal Reserve operationalize the Commercial Paper Funding and Money Market Liquidity Facilities and through our Exchange-Traded Fund management and servicing capabilities; we also suspended our common stock repurchase program at least through June in support of the broader financial system and economy

- While we cannot predict the pandemic's scope and duration, **we are confident in the soundness of our strategy to deliver long-term value to our shareholders, our clients, our employees and the communities in which we live and work**

STATE STREET.

Proxy Statement Executive Summary

- **Our Board is committed to strong corporate governance practices** and is dedicated to maintaining State Street's reputation for quality, integrity and high ethical standards

- Each of our directors brings to the Board a variety of qualifications and skills and, collectively, **these qualifications bring a depth of broad and diverse experiences that help the Board effectively oversee our activities and operations**

- **We believe we have a responsibility to enrich our communities** and to be a leader in environmental sustainability, both in the way we carry out our operations and in the products and services we offer, and **the Board monitors our activities and practices on ESG related matters**

- **Our executive compensation practices are designed to support good governance, drive long-term shareholder value and financial stability and mitigate against excessive risk-taking, and we are focused on aligning these practices with shareholder interests**. We regularly review and refine our governance practices considering several factors, including feedback from ongoing engagement with our shareholders

- **We engage with our shareholders to understand their perspectives on our compensation and governance programs**. For 2019, we engaged or requested engagement with shareholders representing more than half of our outstanding common stock

STATE STREET.

2019 Financial Performance Highlights

> **2019 began with significant challenges, including financial market weakness, falling interest rates and increased client fee pricing pressure. In the face of these headwinds, we acted aggressively to stabilize revenues and reduce expenses and made progress on key business objectives**



> **Due to these actions and the steady recovery of U.S. average market levels in 2019, our financial results in the second half of the year improved relative to the first half of the year**

While we know more is required for us to advance our overall performance, we are nonetheless confident in the trajectory of our business and focused on continuing to improve our performance

Key Financial Performance Highlights (Non-GAAP)[1]
($ in millions, except earnings per share)

The performance metrics used in our executive compensation programs are linked to the below financial results presented on a non-GAAP basis

	2018	2019		1H19	2H19			2018	2019		1H19	2H19
Fee Revenue	$9,462	$9,147 (-3%)		$4,520	$4,627 (+2%)		**EPS**	$7.21	$6.17 (-14%)		$2.69	$3.48 (+29%)
Total Revenue	$12,139	$11,712 (-4%)		$5,805	$5,907 (+2%)		**Pre-tax Margin**	28.8%	25.8% (-300 bps)		23.9%	27.7% (+380 bps)
Expenses	$8,625	$8,675 (+1%)		$4,412	$4,263 (-3%)		**ROE**	13.7%	10.8% (-290 bps)		9.7%	11.9% (+220 bps)

(1) Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For additional financial information and a reconciliation of GAAP and non-GAAP financial information presented in these materials, please see the Appendix starting on page 18. See also State Street's 2019 annual report on Form 10-K on file with the SEC for more detailed information about State Street's 2019 performance, including a presentation of State Street's 2019 financial performance on a GAAP basis

STATE STREET

Our Board is Committed to Strong Corporate Governance Practices and Intent on Maintaining State Street's Reputation for Quality, Integrity and High Ethical Standards

> **State Street's Board oversees the sound management of the Company and the directors have the responsibility to exercise their business judgment in what they believe to be the best interests of the Company and its shareholders, taking into account the interests of employees, customers and the community at large, and in so doing enhancing the long-term value of the Company**



Board of Directors

- 10 of 11 director nominees are independent
- Annual director elections
- Annual assessment of effectiveness and qualifications of each director nominee
- 36% of director nominees are women
- Active independent Lead Director elected annually by all independent directors
- Board and committees meet regularly in executive session without management present
- At least 75% attendance by each director at Board and committee meetings



Shareholder Rights and Engagement

- Directors are elected by a majority of votes cast in uncontested election and by plurality vote in contested elections
- Active shareholder engagement program
- No poison pill
- Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials
- No supermajority vote requirements relating to common stock



Strategy, Compensation and Risk

- Board and Committee oversight of:
    - strategy, financial performance, ethics and risk management
    - CEO and management succession planning
    - alignment of culture and human capital management with strategy and long-term objectives
- Directors and executive officers are subject to stock ownership guidelines and are prohibited from short selling, options trading, hedging or speculative transactions in State Street securities
- Incentive compensation subject to clawback, forfeiture and ex ante mechanisms
- Monitor material activities and practices on ESG matters

STATE STREET.

Our Independent Lead Director

Independent Lead Director



AMELIA C. FAWCETT

Role of the Independent Lead Director

- Elected annually by the independent directors to serve a one-year term

- Expected to participate in, and attend, meetings of all of the Board's committees, providing valuable committee membership overlap to enable optimal agenda coordination, insight and consistency across all Board committees

- Presides at all meetings of the Board during which the Chairman is not present, including all executive sessions of independent directors

- Serves as a liaison between the Chairman and the independent directors

- Authorized to call additional meetings of the independent directors

- Conducts an annual process for reviewing the CEO's performance and reports the results of the process to the other independent directors

- Communicates with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors

- Represents the Board in discussions with stakeholders and communicates with regulators

- Approves, in consultation with the Chairman, the agendas for Board meetings, information sent to the Board and the matters voted on by the full Board

Qualifications

- Dame Amelia currently serves as Chairman of Kinnevik AB, a Swedish listed investment company

- She previously served as Vice Chairman and Chief Operating Officer of European Operations of Morgan Stanley, where she had responsibility for business strategy, including business integration, oversight of operational risk functions, infrastructure support and corporate affairs

- Dame Amelia also has been Chairman of the Standards Board for Alternative Investments and served on the Court of Directors of the Bank of England and the Board of the UK Treasury

- Her public policy experience and experience in the European banking markets provides the Board with a valuable international financial markets perspective and experience with the complex regulatory and compliance frameworks of the financial industry, both in the U.K. and internationally

- She received a B.A. degree from Wellesley College and a J.D. degree from the University of Virginia

STATE STREET

Board Leadership Structure Combines Strong Independent Lead Director Role with Combined CEO-Chairman

> **The Board of Directors believes that Mr. O'Hanley's role as Chairman, together with a strong independent Lead Director, Amelia Fawcett, is currently the most effective leadership structure for State Street and in the best interests of the Board, State Street and its shareholders**

Chief Executive Officer



RONALD P. O'HANLEY

Key Considerations in Board Leadership Decision:

- As our Chief Executive Officer, and with his experience in various leadership roles at State Street, Mr. O'Hanley has extensive knowledge of our business and strategy and is well positioned to work with the independent Lead Director to focus our Board's agenda on the key issues facing State Street

- The CEO-Chairman and independent Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Mr. O'Hanley's Qualifications

- Mr. O'Hanley joined State Street in 2015 to lead State Street's investment management business as the Chief Executive Officer and President of State Street Global Advisors. Since that time, he has held several senior leadership positions within the Company

- Effective January 1, 2019, he began his service as Chief Executive Officer and as a member of the Board of Directors and effective January 1, 2020, he was appointed Chairman of the Board

- His extensive leadership, executive management and operational experience over the last three decades in asset management and global financial services provides the Board with the experience necessary to help navigate the Company's strategic priorities on data management, client experience and technology enhancement

- He received a B.A. degree from Syracuse University and an M.B.A. from Harvard Business School

STATE STREET

Attention to Board Composition Through Refreshment Leads To Effective Oversight from Highly Engaged and Independent Directors

- **The Board regularly reviews its composition and size to evaluate its overall effectiveness and alignment with Company strategy**
- **Each of our directors brings to the Board and the Committees on which they serve a variety of qualifications and skills**
- **Based on the identified desired criteria and experience of candidates being considered, Marie Chandoha was elected to the Board in 2019, joining five other new directors elected in the last five years**
- **Similarly, Sara Mathew, who joined the Board in 2018, is the Chair-elect for the Human Resources Committee, replacing Richard P. Sergel after the annual meeting**

Gender Diversity



4 of 11 Director nominees are female

Director Nominee Tenure



Independence



10 of 11 Director nominees are independent

Number of Directors with Specific Skills



Skill	Number
Global Business Perspective	10
Operational Transformation	9
Risk Management	6
Legal & Regulatory Compliance	3
Finance & Accounting	10
Financial Services	7
Leadership	11
Cybersecurity, Tech. and/or Data Mgmt	5
Corp. Gov (& Social Responsibility)	7
Strategic Development	11

Newly Appointed Board Member for 2019



MARIE A. CHANDOHA
Age 58, Director since 2019

Board Roles and Committees

- Examining and Audit Committee
- Technology and Operations Committee

Career Highlights

- ✓ Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc.
- ✓ Former Managing Director, Head, ETF, Index and Model-Based Fixed Income Portfolio Management, BlackRock, Inc., an investment management company
- ✓ Former Co-Head and Senior Portfolio Manager of the Montgomery Fixed Income Division, Wells Capital Management

2020 Human Resources Committee Chair-Elect



SARA MATHEW
Age 64, Director Since 2018

Board Roles and Committees

- Nominating and Corporate Governance Committee
- Risk Committee

Career Highlights

- ✓ Retired Chairman and CEO, Dun & Bradstreet Corporation
- ✓ Non-Executive Chairman, Federal Home Loan Mortgage Company
- ✓ Director, Reckitt Benckiser Group plc
- ✓ Former Director, Campbell Soup Company, Shire plc, Avon Products
- ✓ Former Vice President of Finance, ASEAN, Australasia and India, Procter and Gamble Company

STATE STREET

State Street's Continued Commitment to Social Responsibility and its Criticality to Our Long-Term Success

✓ **The Board monitors activities and practices on ESG related matters**

✓ Sustainable growth comes from operating with **absolute integrity and in a way that respects** our shareholders, clients, employees, communities and the environment

✓ We believe in **principles of sound governance** and helping our clients succeed

✓ Dedicated to maintaining **a global and inclusive workplace** where employees feel valued and engaged

✓ Leadership in **enriching our communities and promoting environmental sustainability**, both in the way we carry out our operations and in the products and services we offer

2019 Corporate Responsibility Snapshot

Leadership and Governance

36%	27%	91%
Female Director Nominees	Non-U.S. Director Nominees	Independent Director Nominees

Business Model and Innovation

$1.9B	$381B	$9.8B
Investment Management Total Revenue	ESG Assets Under Management	Investment Servicing Total Revenue

Human Capital

39,103	24	120
Employees Worldwide	Employee Resource Groups	Employee Resource Group Chapters Globally

Social Capital

$15.9M	$5.1M	82,897
Foundation Philanthropic Contributions	Foundation Matching Gifts	Employee Volunteer Hours

Environment

-31%	-21%	72%
Greenhouse Gas Emissions as compared to 2015 (Goal: -30%)	Water Usage as compared to 2015 (Goal: -10%)	Recycling Rate (Goal: 80%)

(1) Leadership and Governance data is as of April 8, 2020. All other data is as of December 31, 2019

STATE STREET

Compensation Program Principles and Practices Aligned with Shareholder Interests

> **Our executive compensation practices are designed to support good governance, drive long-term shareholder value and financial stability and mitigate against excessive risk-taking, and we are focused on aligning these practices with shareholder interests. We regularly review and refine our governance practices considering several factors, including feedback from ongoing engagement with our shareholders**



What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs

- Significant deferred equity- and cash-based incentive compensation

- Active engagement with shareholders on compensation and governance issues

- Close interaction between the Human Resources Committee and our Risk Committee and Examining and Audit Committee

- Independent compensation consultant

- Clawback and forfeiture provisions to permit recoupment of incentive compensation

- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments

- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines

- Non-compete and other restrictive covenants

- Annual review of incentive compensation design for alignment with risk management principles



What We Do Not Do

- No change-of-control excise tax

- No "single-trigger" change-of-control vesting or cash payments

- No option repricing

- No short-selling, options trading, hedging or speculative transactions in State Street securities

- No tax gross-ups on perquisites[1]

- No multi-year guaranteed incentive awards

(1) Excluding certain international assignment and relocation benefits

STATE STREET

New Compensation Program Structure for 2019 Provides Clearer Accountability for Results and Strengthens Pay for Performance Alignment

In response to feedback received from shareholders and to better align pay outcomes with individual and corporate performance for the year, the Human Resources Committee approved a new compensation structure for 2019. The new structure results in a wider range of possible pay outcomes and more closely links equity-based awards to current year performance



Preliminary Incentive Compensation (IC) Recommendation

+

Individual Component
(Individual Performance = 60% of Total IC Target)

Based on performance against individual objectives:
- Financial
- Business
- Risk Excellence
- Leadership & Talent

Corporate Component
(Corporate Performance = 40% of Total IC Target)

Based on Corporate Performance scorecards:
- Financial
- Business
- Risk Excellence

Consideration of Other Factors

=

- Committee and Other Directors' Evaluation of the NEOs
- Market compensation levels, trends, and practices
- Relative Performance vs. Peer Companies

→

Outcome & Delivery

Final CEO IC delivered in:
- 10% Immediate Cash
- 15% Deferred Value Awards
- 25% Deferred Stock Awards
- 50% Performance-based RSUs (represents **67%** of equity delivered)

Final Other NEO IC delivered in:
- 10% Immediate Cash
- 25% Deferred Value Awards
- 25% Deferred Stock Awards
- 40% Performance-based RSUs (represents **62%** of equity delivered)

STATE STREET

Executive Compensation Program Strongly Aligns Pay and Performance

Given Mr. O'Hanley's responsibility for overall company performance, he was awarded equity- and cash-based incentive elements <u>below target</u>. The Human Resources Committee applied a 62.5% factor against target for the corporate component of 2019 incentive awards for all executive officers, including Mr. O'Hanley

Compensation Elements

<u>Base Salary</u>	Relatively small portion of compensation and for our NEOs; reflects job scope, tenure, experience, etc.	
<u>Incentive Compensation</u>	**Equity-Based Incentives** (75% of incentive compensation for the CEO; 65% for other NEOs)	**<u>Performance-based Restricted Stock Units (Performance-based RSUs)</u>** • Aligned with our long-term performance and financial goals • Performance-based RSUs earned based on average annual return on equity (ROE) and pre-tax margin (weighted 50/50) over the three-year performance period • If earned, payout in the range of 0–150% **<u>Deferred Stock Awards (DSAs)</u>** • Aligns the rewards and risks shared by our executives and our shareholders • Vests ratably over four years
	Cash-Based Incentives (25% of incentive compensation for the CEO; 35% for other NEOs)	**<u>Deferred Value Awards (DVAs)</u>** • Vests ratably over 4 years **<u>Immediate Cash</u>** • Provides short-term variable pay for the performance year (10% of incentive compensation for the CEO and other NEOs)

2019 CEO Compensation



CEO Incentive Compensation Award ($ in millions)
$14
$12
$10
$8
$6
$4
$2
$0
$13.2M
$9.9M
$3.3M
Target
$11.0M
$8.25M
$2.75M
Actual
Equity-Based Incentive Compensation
Cash-Based Incentive Compensation



2019 Total Compensation Mix: Mr. O'Hanley
Base Salary 7%
Cash 9%
DVAs 14%
DSAs 23%
Performance-Based RSUs 47%
Deferred Incentives
Equity-Based Incentives
Deferred Compensation: 84%
Non-Deferred Compensation: 16%
Total Equity-Based Compensation: 70%
Total Cash-Based Compensation: 30%

STATE STREET

High Deferral Levels, Use of Equity-Based Compensation and Design of Performance-Based RSUs Align Pay Outcomes with Our Long-Term Performance and Financial Goals

> We maintain significant levels of deferred and equity-based compensation for our executives and continue to deliver a higher percentage of incentive compensation for our NEOs in the form of deferred compensation relative to our peer group. A substantial proportion of equity compensation is delivered in performance-based RSUs, aligning realized pay outcomes with our long-term strategy. Metrics used in our performance-based RSUs directly align NEO compensation with our financial goals

Performance-Based RSU Metrics	ROE	• ROE is an important financial performance metric that is monitored closely in our industry • Target steadily increased over the last several years from 9% to 13% • Target for 2020 – 2022 awards set above 2019 ROE results (see p. 6)
	Pre-Tax Margin	• Added as a second metric in equal weight with ROE, further aligning NEO compensation with our business strategy • Target for 2020 – 2022 awards set above 2019 pre-tax margin results (see p. 6)

2020 - 2022 ROE Performance

No Payout	<8.0%
Threshold (50% payout)	8.0%
Target (100% payout)	**13.0%**
Maximum (150% payout)	18.0%

Weighted: 50%

+

2020 - 2022 Pre-tax Margin Performance

No Payout	<24.0%
Threshold (50% payout)	24.0%
Target (100% payout)	**29.0%**
Maximum (150% payout)	34.0%

Weighted: 50%

=

Total Payout Range

0 – 150%

STATE STREET.

Incentive Compensation is Aligned with Appropriate Risk Management Principles and Long-Term Success

> **We provide incentives that are designed not to encourage unnecessary or excessive risk-taking and apply related process controls and oversight**

✓ **Human Resources Committee Interaction with Examining and Audit and Risk Committees**: Members of the Human Resources Committee regularly communicate with the Board's Risk Committee and its Examining and Audit Committee to integrate input from these other committees into compensation decisions

✓ **Corporate Risk Summary Review**: The Human Resources Committee periodically reviews a corporate multi-factor risk scorecard, prepared by the Chief Risk Officer and overseen by the Risk Committee, assessing firm-wide risk in several categories

✓ **Annual Compensation Risk Review**: The Human Resources Committee annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate our compensation programs

✓ **Risk-Based Adjustments to Incentive Compensation**: We have a process for decreasing, forfeiting and clawing back incentive compensation awards made to material risk takers based on the occurrence of defined events

✓ **Emphasis on Deferral and Equity-Based Compensation**: We maintain significant levels of deferred compensation and equity-based compensation for our executives and we continue to deliver a higher percentage of our NEOs' incentive compensation in the form of deferred compensation relative to our peer group

✓ **Metrics and Targets for Performance-Based RSUs Aligned to Long-Term Goals**: We deliver a substantial proportion of equity compensation for our executives in performance-based RSUs, aligning realized pay outcomes with our long-term strategy

STATE STREET.

The Board of Directors unanimously recommends that you vote

FOR

Item 1 – Election of Directors

✓ Each director elected at the 2020 annual meeting of shareholders will serve until the next annual meeting of shareholders

✓ Of the 11 director nominees, 10 are independent, non-management directors and one serves as the Chief Executive Officer of State Street

✓ Director nominees have had substantial achievement in their personal and professional pursuits and possess the talent, experience and integrity necessary to effectively oversee our businesses and strategy and enhance long-term shareholder value

✓ The Board of Directors recommends that shareholders approve each director nominee for election based upon the qualifications and attributes that align with our sound governance principles

Item 2 – Approval of Advisory Proposal on Executive Compensation

✓ Our executive compensation program strongly aligns pay and performance

✓ Our executive compensation practices are designed to support good governance, drive long-term shareholder value and financial stability and mitigate against excessive risk-taking, and we are focused on aligning these practices with shareholder interests. We regularly review and refine our governance practices considering several factors, including feedback from ongoing engagement with our shareholders

✓ We maintain significant levels of deferred compensation and equity-based compensation for our executives and we continue to deliver a higher percentage of our NEOs' incentive compensation in the form of deferred compensation relative to our peer group

✓ The Board's Human Resources Committee is comprised of independent directors, including the Lead Director, and receives advice from an independent compensation consultant

Item 3 – Ratification of the Selection of the Independent Registered Public Accounting Firm

STATE STREET

Appendix



Endnotes

(1) As of December 31, 2019

(2) This figure is presented as of December 31, 2019 and includes approximately $45 billion of assets with respect to SPDR products for which State Street Global Advisors Funds Distributors, LLC (SSGA FD) acts solely as the marketing agent. SSGA FD and State Street Global Advisors are affiliated

(3) State Street and McKinsey Global Institute, Global Capital Markets, June 30, 2017* *Updated in March 2019 per bespoke McKinsey report. This represents State Street's Q2 2017 AUC/A ($31T) as a proportion of total global financial assets ($289T)

(4) Investment Company Institute, as of September 30 2019. This statistic is based on assets under custody and administration.

(5) eVestment Alternative Fund Administration Survey 2019. Includes private equity and real assets under portfolio administration. This annual industry survey gathers AuA data from service providers

(6) ETFGI Global ETF Industry Insights March 31, 2019 (61.8% share of Global ETFs)

(7) Monterey Insight Ireland Fund Report, June 2019

STATE STREET®

Reconciliation of Non-GAAP Measures [1 of 4]

In addition to presenting State Street's financial results in conformity with U.S. generally accepted accounting principles, or GAAP, management also presents certain financial information on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges and gains/losses on sales. Management believes that this presentation of financial information facilitates an investor's and the Committee's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability.

During its evaluation of 2019 performance, the Human Resources Committee had access to financial results presented in conformity with GAAP, as well as financial results presented on a non-GAAP basis. Non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, financial measures determined in conformity with GAAP. The following is a reconciliation of GAAP and non-GAAP financial measures found on page 6.

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change Amount	%	2018	2019	2019 vs 2018 Change Amount	%
Fee Revenue:												
Total revenue, GAAP-basis	$2,260	$2,260	$4,520	$2,259	$2,368	$4,627	$ 107	2.4%	$ 9,454	$ 9,147	$(307)	(3.2)%
Add: Legal and related	—	—	—	—	—	—			8	—		
Total revenue, excluding notable items	$2,260	$2,260	$4,520	$2,259	$2,368	$4,627	107	2.4%	$ 9,462	$ 9,147	$(315)	(3.3)%
Total Revenue:												
Total revenue, GAAP-basis	$2,932	$2,873	$5,805	$2,903	$3,048	$5,951	$ 146	2.5%	$12,131	$11,756	$(375)	(3.1)%
Add: Legal and related	—	—	—	—	—	—			8	—		
Less: Other income	—	—	—	—	(44)	(44)			—	(44)		
Total revenue, excluding notable items	$2,932	$2,873	$5,805	$2,903	$3,004	$5,907	$ 102	1.8%	$12,139	$11,712	$(427)	(3.5)%
Total Expenses:												
Total expense, GAAP-basis	$2,293	$2,154	$4,447	$2,180	$2,407	$4,587	$ 140	3.1%	$ 9,015	$ 9,034	$ 19	0.2%
Less: Acquisition and restructuring costs	(9)	(12)	(21)	(27)	(29)	(56)			(24)	(77)		
Less: Repositioning charges	—	—	—	—	(110)	(110)			(324)	(110)		
Less: Legal and related	(14)	—	(14)	(18)	(140)	(158)			(42)	(172)		
Total expense, excluding notable items	$2,270	$2,142	$4,412	$2,135	$2,128	$4,263	$(149)	(3.4)%	$ 8,625	$ 8,675	$ 50	0.6%

STATE STREET®

Reconciliation of Non-GAAP Measures [2 of 4]

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change		2018[1]	2019	2019 vs 2018 Change	
							Amount	%			Amount	%
Net Income Available to Common Stockholders:												
Net Income Available to Common Stockholders, GAAP-basis	$ 452	$ 537	$ 989	$ 528	$ 492	$1,020	$ 31	3.1%	$ 2,404	$ 2,009	$ (395)	(16.4)%
Less: Acquisition and restructuring costs	9	12	21	27	29	56			24	77		
Less: Repositioning charges	—	—	—	—	110	110			324	110		
Less: Legal and related	14	—	14	18	140	158			50	172		
Less: Other Income	—	—	—	—	(44)	(44)			—	(44)		
Less: Preferred securities redemption[1]	—	—	—	—	22	22			—	22		
Tax impact of notable items	(2)	(3)	(5)	(12)	(25)	(37)			(89)	(42)		
Net Income Available to Common Stockholders, excluding notable items	$ 473	$ 546	$1,019	$ 561	$ 724	$1,285	$ 266	26.1%	$ 2,713	$ 2,304	$ (409)	(15.1)%
Diluted Earnings per Share:												
Diluted earnings per share, GAAP-basis	$ 1.18	$ 1.42	$ 2.60	$ 1.42	$ 1.35	$ 2.77	$ 0.17	6.5%	$ 6.39	$ 5.38	$(1.01)	(15.8)%
Less: Acquisition and restructuring costs	0.02	0.03	0.05	0.06	0.06	0.11			0.05	0.16		
Less: Repositioning charges	—	—	—	—	0.22	0.22			0.65	0.22		
Less: Legal and related	0.04	—	0.04	0.03	0.38	0.41			0.12	0.44		
Less: Other Income	—	—	—	—	(0.09)	(0.09)			—	(0.09)		
Less: Preferred securities redemption[1]	—	—	—	—	0.06	0.06			—	0.06		
Diluted earnings per share, excluding notable items	$ 1.24	$ 1.45	$ 2.69	$ 1.51	$ 1.98	$ 3.48	$ 0.79	29.4%	$ 7.21	$ 6.17	$(1.04)	(14.4)%

STATE STREET.

Reconciliation of Non-GAAP Measures [3 of 4]

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change Amount	2H19 vs 1H19 Change %	2018[1]	2019	2019 vs 2018 Change Amount	2019 vs 2018 Change %
Return on Equity:												
Return on Equity, GAAP-basis	8.7%	10.1%	9.4%	9.7%	9.0%	9.4%	0 bps	0.9%	12.1%	9.4%	(270) bps	(22.4)%
Less: Acquisition and restructuring costs	0.2%	0.2%	0.2%	0.5%	0.5%	0.5%			0.1%	0.4%		
Less: Repositioning charges	0.0%	0.0%	0.0%	0.0%	2.0%	1.0%			1.6%	0.5%		
Less: Legal and related	0.2%	0.0%	0.1%	0.3%	2.6%	1.5%			0.3%	0.7%		
Less: Other Income	0.0%	0.0%	0.0%	0.0%	(0.8)%	(0.4)%			0.0%	(0.2)%		
Less: Preferred securities redemption[1]	0.0%	0.0%	0.0%	0.0%	0.4%	0.2%			0.0%	0.1%		
Tax impact of notable items	0.0%	0.0%	0.0%	(0.2)%	(0.4)%	(0.3)%			(0.4)%	(0.1)%		
Return on Equity, excluding notable items	9.1%	10.3%	9.7%	10.3%	13.3%	11.9%	220 bps	22.7%	13.7%	10.8%	(290) bps	(21.4)%

STATE STREET

Reconciliation of Non-GAAP Measures [4 of 4]

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change Amount	%	2018(1)	2019	2019 vs 2018 Change Amount	%
Pre-Tax Margin:												
Total Revenue:												
Total revenue, GAAP-basis	$2,932	$2,873	$5,805	$2,903	$3,048	$5,951			$12,131	$11,756		
Add: Legal and related	—	—	—	—	—	—			8	—		
Less: Other Income	—	—	—	—	(44)	(44)			—	(44)		
Total revenue, excluding notable items	$2,932	$2,873	$5,805	$2,903	$3,004	$5,907			$12,139	$11,712		
Provision of loan losses	4	1	5	2	3	5			15	10		
Total Expenses:												
Total expense, GAAP-basis	$2,293	$2,154	$4,447	$2,180	$2,407	$4,587			$ 9,015	$ 9,034		
Less: Acquisition and restructuring costs	(9)	(12)	(21)	(27)	(29)	(56)			(24)	(77)		
Less: Repositioning charges	—	—	—	—	(110)	(110)			(324)	(110)		
Less: Legal and related	(14)	—	(14)	(18)	(140)	(158)			(42)	(172)		
Total expense, excluding notable items	$2,270	$2,142	$4,412	$2,135	$2,128	$4,263			$ 8,625	$ 8,675		
Income before tax expense, excluding notable items	$ 658	$ 730	$1,388	$ 766	$ 873	$1,639			$ 3,499	$ 3,027		
Income before tax expense, GAAP- basis	$ 635	$ 718	$1,353	$ 721	$ 638	$1,359			$ 3,101	$ 2,712		
Pre-tax Margin:												
Pre-tax Margin, GAAP-basis	21.7%	25.0%	23.3%	24.8%	20.9%	22.8%	(50) bps	(2.0)%	25.6%	23.1%	(250) bps	(9.9)%
Less: Acquisition and restructuring costs	0.3%	0.4%	0.4%	1.0%	1.0%	1.0%			0.2%	0.7%		
Less: Repositioning charges	0.0%	0.0%	0.0%	0.0%	3.6%	1.9%			2.7%	0.9%		
Less: Legal and related	0.5%	0.0%	0.2%	0.6%	4.7%	2.7%			0.3%	1.5%		
Less: Other Income	0.0%	0.0%	0.0%	0.0%	(1.1)%	(0.7)%			0.0%	(0.4)%		
Pre-tax Margin, excluding notable items	22.5%	25.4%	23.9%	26.4%	29.1%	27.7%	380 bps	16.0%	28.8%	25.8%	(300) bps	(10.5)%

(1) We redeemed all outstanding Series E noncumulative perpetual preferred stock on December 15, 2019 at a redemption price of $750 million ($100,000 per share equivalent to $25.00 per depositary share) plus accrued and unpaid dividends. The difference between the redemption value and the net carrying value of $22 million resulted in an EPS impact of approximately ($0.06) per share in 2019.

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